SEC 05039180 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-043981

8-43091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shay Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2005 DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza (305) 507-1536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Podraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert T. Podraza

Vice President
Title

Official Seal
LINDA M. DARLIN
Notary Public - State of I
My Commission Expires Apr.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Stockholder
Shay Financial Services, Inc.

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. (the Company) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 4, 2005

Shay Financial Services, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 3,557,233
Receivables:	
Brokers and dealers	1,365,844
Interest and interest-only strips	447,252
Mutual fund distribution fees	549,470
Other	16,103
Securities purchased under agreements to resell	39,439,395
Securities owned	5,108,475
Investments	3,011,808
Total assets	$53,495,580
Liabilities and stockholder's equity	
Payables:	
Affiliate	$ 6,879,431
Other	172,840
Securities sold, not yet purchased	2,004,687
Securities sold under agreements to repurchase	37,438,622
Total liabilities	46,495,580
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,999,000
Total stockholder's equity	7,000,000
Total liabilities and stockholder's equity	$53,495,580

See accompanying notes.

Shay Financial Services, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Shay Financial Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

2. Significant Accounting Policies

Securities transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are stated at market value. Certificates of deposit (CDs) are carried at cost, plus accrued interest, which approximates market value. Market value for securities other than CDs is generally based on quoted market prices.

Investments consist of equity securities, which are valued at market value based on market quotations. Unrealized gains and losses are reflected in the statement of operations.

The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivable and the related revenue resulting from the sale of CDs are recorded at the present value of the net future cash flows and are reported as interest-only strips in the accompanying statement of financial condition. Net future cash flows in excess of the carrying amount of interest-only strips are recognized as income over the remaining life of the CD based on the level-yield method.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally collateralized by U.S. Treasury and government agency securities. Resale and repurchase agreements are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or repurchased, as specified in the respective agreements, including accrued interest.

2. Significant Accounting Policies (continued)

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered into. The market value of the underlying assets is monitored daily, and additional cash or other collateral is obtained from counterparties when appropriate.

The Company is organized as a Subchapter S Corporation. The Company passes through its net income or loss to its stockholder and, accordingly, is not subject to federal income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Related Party Transactions

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. The Company pays a management fee, equal to net income before management fees and certain direct operating costs, to SISI in lieu of occupancy and other administrative expenses.

The Company maintains bank accounts with an affiliated bank. At December 31, 2004, these balances totaled $301,455. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company.

4. Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with short-term maturities.

5. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Mutual Fund Distribution Fees

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2004.

7. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased, were comprised of the following:

	Owned	Sold
Certificates of deposit	$4,936,167	$ –
U.S. government obligations	172,308	2,004,687
	$5,108,475	$2,004,687

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

8. Financial Instruments

Assets, including cash, securities owned, investments, securities purchased under agreements to resell, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities sold under agreements to repurchase and certain payables, are carried at fair value or contracted amounts approximating fair value. Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

8. Financial Instruments (continued)

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities (TBAs) in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statement of operations. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2004, open forward purchase and sale commitments, each aggregating approximately $11,221,000, were not reflected in the accompanying statement of financial condition.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to pledge or resell the securities to others. At December 31, 2004, securities obtained under resale agreements were pledged or otherwise transferred to others under repurchase agreements or to satisfy the Company's commitments under proprietary short sales.

9. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2004, the Company's net capital and required net capital were $5,194,858 and $458,629, respectively, and its ratio of aggregate indebtedness to net capital was 1.32 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.